1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 1.3% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 0.72 or Earnings per ADS of US$ 0.12 for Fourth Quarter 2013

Taichung, Taiwan, Jan 27, 2014—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2013 were NT$ 18,844 million, which represented a 1.3% decline in revenues compared to the third quarter of 2013 and a 16.7% growth in revenues compared to the fourth quarter of 2012. SPIL reported a net income of NT$ 2,260 million for the fourth quarter of 2013, compared with a net income of NT$ 2,184 million and a net income of NT$ 1,590 million for the third quarter of 2013 and the fourth quarter of 2012, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.72, and diluted earnings per ADS was US$ 0.12.

All figures were prepared in accordance with TIFRS on a consolidated basis.

Operating results review:

•	For the fourth quarter of 2013, net revenues from IC packaging were NT$ 16,583 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,261 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 14,523 million, representing a decrease of 1.0% compared to the third quarter of 2013 and an increase of 10.8% compared to the fourth quarter of 2012.

•	Raw materials costs were NT$ 6,485 million for the fourth quarter of 2013 and represented 34.4% of total net revenues, whereas raw materials costs were NT$ 6,691 million and represented 35.1% of total net revenues for the third quarter of 2013.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 186 million.

•	Gross profit was NT$ 4,321 million for the fourth quarter of 2013, representing a gross margin of 22.9%, which decreased from a gross margin of 23.1% for the third quarter of 2013 and was up from 18.8% for the fourth quarter of 2012.

•	Total operating expenses for the fourth quarter of 2013 were NT$ 1,675 million, which included selling expenses of NT$ 224 million, administrative expenses of NT$ 567 million and R&D expenses of NT$ 884 million. Total operating expenses represented 8.9% of total net revenues for the fourth quarter of 2013.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 93 million.

•	Operating income was NT$ 2,646 million for the fourth quarter of 2013, representing an operating margin of 14.0%, which decreased from 14.4% for the third quarter of 2013 and increased from 9.9% for the fourthd quarter of 2012.

•	Non-operating items:

•	Our non-operating income was NT$ 273 million, including cash dividends of NT$ 9 million from ChipMos Bermuda.

•	Net income before tax was NT$ 2,796 million for the fourth quarter of 2013, which increased from a net income before tax of NT$ 2,715 million for the third quarter of 2013 and increased from a net income before tax of NT$ 1,974 million for the fourth quarter of 2012.

•	Income tax expense was NT$ 536 million for the fourth quarter of 2013, compared with income tax expense of NT$ 531 million for the third quarter of 2013 and income tax expense of NT$ 384 million for the fourth quarter of 2012.

•	Net income was NT$ 2,260 million for the fourth quarter of 2013, which increased from a net income of NT$ 2,184 million for the third quarter of 2013 and increased from a net income of NT$ 1,590 million for the fourth quarter of 2012.

•	Total number of shares outstanding was 3,135 million shares as of Dec 31, 2013. Diluted earnings per ordinary share for this quarter was NT$ 0.72, or US$ 0.12 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 16,975 million as of Dec 31, 2013 from NT$ 13,817 million as of Sept 30, 2013, and NT$ 15,852 million as of Dec 31, 2012.

•	Capital expenditures for the fourth quarter of 2013 totaled NT$ 2,347 million, which included NT$ 1,811 million for packaging equipment and NT$ 536 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2013 totaled NT$ 2,769 million, which included NT$ 2,125 million was from packaging operations and NT$ 644 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 16,583 million for the fourth quarter of 2013, which represented an decrease of NT$ 287 million or 1.7% compared to the third quarter of 2013.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 30%, 20% and 38%, respectively, of total net revenues for the fourth quarter of 2013.

•	Capital expenditures for IC packaging operations totaled NT$ 1,811 million for the fourth quarter of 2013, which included NT$ 1,322 million for packaging and building construction and NT$ 489 million for wafer bumping operations.

•	As of Dec 31, 2013 we had 7,759 wirebonders installed, of which 362 were disposed in the fourth quarter of 2013.

IC testing service:

•	Net revenues from testing operations were NT$ 2,261 million for the fourth quarter of 2013, which represented an increase of NT$ 39 million or 1.8% compared to the third quarter of 2013.

•	Capital expenditures for testing operations totaled NT$ 536 million for the fourth quarter of 2013.

•	As of Dec 31, 2013 we had 417 testers installed, of which 5 were added and 7 were disposed in the fourth quarter of 2013.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q13	3Q13
Communication	60%	59%
Computing	14%	15%
Consumer	22%	22%
Memory	4%	4%

•	Breakdown by packaging type:

By packaging type	4Q13	3Q13
Bumping & Flip Chip	38%	31%
Substrate Based	30%	37%
Leadframe Based	20%	20%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Dec 30, 2013 reflect our gains or losses attributable to the fourth quarter of 2013 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Dec 30, 2013, nor the consolidated financial data for the twelve months ended Dec 30, 2013 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Dec 31, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2013			Dec 31, 2012		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	569,448	16,975,247	17	15,852,492	17	1,122,755	7
Accounts receivable	515,649	15,371,493	15	12,919,685	14	2,451,808	19
Inventories	123,032	3,667,592	4	3,135,203	3	532,389	17
Other current assets	60,745	1,810,799	1	1,538,227	2	272,572	18

Total current assets	1,268,874	37,825,131	37	33,445,607	36	4,379,524	13

Non-current Assets
Available-for-sale financial assets	204,195	6,087,053	6	5,394,451	6	692,602	13
Long-term investment under equity method	20,664	615,998	1	673,668	1	(57,670)	-9
Property, plant and equipment	1,851,619	55,196,751	54	49,927,406	54	5,269,345	11
Intangible assets	11,919	355,313	—	516,087	1	(160,774)	-31
Other assets	58,012	1,729,325	2	1,890,231	2	(160,906)	-9

Total non-current assets	2,146,409	63,984,440	63	58,401,843	64	5,582,597	10

Total Assets	3,415,282	101,809,571	100	91,847,450	100	9,962,121	11

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,533,850	2	2,468,400	3	65,450	3
Accounts payable	219,458	6,542,050	7	5,847,980	6	694,070	12
Current portion of long-term debt	105,810	3,154,196	3	3,148,610	3	5,586	—
Other current liability	345,524	10,300,068	10	7,759,733	9	2,540,335	33
Non-current Liabilities
Long-term loans	515,114	15,355,557	15	12,038,181	13	3,317,376	28
Other liabilities	48,773	1,453,914	2	1,152,435	1	301,479	26

Total Liabilities	1,319,679	39,339,635	39	32,415,339	35	6,924,296	21

Stockholders’ Equity
Capital stock	1,045,408	31,163,611	31	31,163,611	34	—	—
Capital reserve	529,079	15,771,853	15	16,471,019	18	(699,166)	-4
Legal reserve	275,336	8,207,777	8	7,645,816	8	561,961	7
Special reserve	8,205	244,604	—	—	—	244,604	100
Retained earnings	200,108	5,965,224	6	5,017,089	6	948,135	19
Other equity	37,466	1,116,867	1	98,764	—	1,018,103	1031
Treasury stock	—	—	—	(964,188)	-1	964,188	-100

Total Equity	2,095,603	62,469,936	61	59,432,111	65	3,037,825	5

Total Liabilities & Shareholders’ Equity	3,415,282	101,809,571	100	91,847,450	100	9,962,121	11

Forex ( NT$ per US$ )		29.81		29.04

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q2013				4Q 2012		YOY	4Q 2013	3Q 2013		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	637,691		18,843,765	100.0		16,145,575	16.7	18,843,765		19,091,619	-1.3
Cost of Goods Sold	(491,457)		(14,522,575)	-77.1		(13,105,497)	10.8	(14,522,575)		(14,675,459)	-1.0

Gross Profit	146,234		4,321,190	22.9		3,040,078	42.1	4,321,190		4,416,160	-2.2

Operating Expenses
Selling Expenses	(7,563)		(223,483)	-1.2		(202,705)	10.3	(223,483)		(210,785)	6.0
Administrative Expenses	(19,195)		(567,202)	-3.0		(527,418)	7.5	(567,202)		(583,372)	-2.8
Research and Development Expenses	(29,925)		(884,282)	-4.7		(709,585)	24.6	(884,282)		(864,180)	2.3

	(56,683)		(1,674,967)	-8.9		(1,439,708)	16.3	(1,674,967)		(1,658,337)	1.0

Operating Income	89,551		2,646,223	14.0		1,600,370	65.4	2,646,223		2,757,823	-4.0

Non-operating Income	9,224		272,587	1.4		511,734	-46.7	272,587		136,912	99.1
Non-operating Expenses	(4,173)		(123,332)	-0.7		(138,093)	-10.7	(123,332)		(179,236)	-31.2

Income from Continuing Operations before Income Tax	94,602		2,795,478	14.8		1,974,011	41.6	2,795,478		2,715,499	2.9
Income Tax Credit (Expenses)	(18,137)		(535,946)	-2.8		(384,421)	39.4	(535,946)		(531,094)	0.9

Net Income	76,465		2,259,532	12.0		1,589,590	42.1	2,259,532		2,184,405	3.4

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	4,788		141,483			(23,988)				(84,385)
Unrealized valuation profit and loss of available-for-sale financial assets	(10,833)		(320,107)			(1,189,166)				(117,266)
Acturial gain and loss of defined benefit plan	3,250		96,041			(20,156)				—
Tax effect of other comprehensive income items	(1,195)		(35,305)			109,545				21,515

Total other comprehensive income	(3,990)		(117,888)			(1,123,765)				(180,136)

Total comprehensive income	72,475		2,141,644			465,825				2,004,269

Earnings Per Ordinary Share- Diluted		NT$	0.72		NT$	0.51			NT$	0.70

Earnings Per ADS- Diluted		US$	0.12		US$	0.09			US$	0.12

Weighted Average Outstanding Shares - Diluted (’k)			3,134,752			3,094,241				3,127,609

Forex ( NT$ per US$ )			29.55			29.15				29.87

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2013 and 2012
	2013				2012		YOY
	USD	NTD		%	NTD		Change %
Net Sales	2,335,282		69,356,192	100.0		64,654,558	7.3
Cost of Goods Sold	(1,849,628)		(54,925,674)	-79.2		(52,915,599)	3.8

Gross Profit	485,654		14,430,518	20.8		11,738,959	22.9

Operating Expenses
Selling expenses	(28,278)		(839,723)	-1.2		(808,420)	3.9
Administrative expenses	(75,661)		(2,246,763)	-3.2		(1,981,807)	13.4
Research and development expenses	(114,701)		(3,406,702)	-4.9		(2,559,064)	33.1

	(218,640)		(6,493,188)	-9.4		(5,349,291)	21.4

Operating Income	267,014		7,937,330	11.4		6,389,668	24.2

Non-operating Income	33,256		974,505	1.4		972,509	0.2
Non-operating Expenses	(49,685)		(1,455,902)	-2.1		(586,764)	148.1

Income Before Income Tax	250,585		7,455,933	10.8		6,775,413	10.0
Income Tax Credit (Expenses)	(52,591)		(1,563,650)	-2.3		(1,182,091)	32.3

Net Income	197,994		5,892,283	8.5		5,593,322	5.3

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	14,416		426,113			(260,136)
Unrealized valuation profit and loss of available-for-sale financial assets	23,280		692,602			103,514
Acturial gain and loss of defined benefit plan	3,250		96,041			(20,156)
Tax effect of other comprehensive income items	(3,942)		(116,939)			(50,269)

Total other comprehensive income	37,004		1,097,817			(227,047)

Total comprehensive income	234,998		6,990,100			5,366,275

Earnings Per Ordinary Share- Diluted		NT$	1.89		NT$	1.81

Earnings Per ADS- Diluted		US$	0.32		US$	0.31

Weighted Average Outstanding Shares - Diluted (’k)			3,116,617			3,094,241

Forex ( NT$ per US$)			29.70			29.56

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2013		12 months, 2012
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	250,115	7,455,933	6,775,413
Depreciation	350,468	10,447,444	9,522,584
Amortization	19,668	586,295	577,789
Change in working capital & others	(24,882)	(741,721)	(3,509,654)

Net cash flows provided from operating activities	595,369	17,747,951	13,366,132

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(502,472)	(14,978,686)	(15,142,292)
Increase of equity investmnet	(1,064)	(31,717)	(618,178)
Proceeds from disposal of equipments	3,572	106,474	112,838
Payment for deferred charges/other changes	(22,956)	(684,332)	(224,779)

Net cash used in investing activities	(522,921)	(15,588,261)	(15,872,411)

Cash Flows from Financing Activities:
Increase of short-term loan	—	—	1,027,075
Increase of long-term loan	101,571	3,027,834	5,953,356
Cash dividends distributed to shareholders and cash bonus distributed to employees	(172,451)	(5,140,752)	(4,371,188)
Proceeds from the exercise of employee stock option /other charges	32,290	962,579	(89,184)

Net cash provided from financing activities	(38,589)	(1,150,339)	2,520,059

Foreign currency exchange effect	3,804	113,404	(100,388)

Net increase (decrease) in cash and cash equivalents	37,664	1,122,755	(86,608)

Cash and cash equivalents at beginning of period	531,784	15,852,492	15,939,100

Cash and cash equivalents at end of period	569,448	16,975,247	15,852,492

Forex ( NT$ per US$ )		29.81	29.04

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 27, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer